 Exhibit 99.1

Bezeq The Israel Telecommunications Corporation Ltd.

(“Bezeq”)

To:

Israel Securities Authority

Tel Aviv Stock Exchange Ltd.

Immediate Report - Notice Including Demand for Collective Negotiations Against Background of Acquisition of Control of Bezeq Group

Further to the description in sections 1.1.2, 3.9.5 and 4.8 of the Description of Bezeq’s Business in Bezeq’s 2018 Periodic Report and the updates in Bezeq’s Periodic Report for Q3 2019, Bezeq reports that today at the offices of subsidiaries of Bezeq, Pelephone Communications Ltd (“Pelephone”) and Bezeq International Ltd (“Bezeq International”) (the “Subsidiaries”) notice was received from the Chairman of the Union of Cellular, Internet and Hi-tech Workers and the trades union committees of the Subsidiaries that included a demand to hold collective negotiations with the employees’ representatives against the background of the expected completion of the transaction for acquisition of control of Bezeq.

Bezeq is unable to assess at this stage the consequences that might be derived from this notice.

Sincerely,
Bezeq Israel Telecommunications Corporation Ltd.

The above information constitutes a translation of the Report published by Bezeq. The Hebrew version was submitted by Bezeq to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.